The GMS Group, LLC

(A Wholly Owned Subsidiary of
GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2022

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SEC FILE NUMBER
8-23936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THE GMS GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 EAGLE ROCK AVENUE, SUITE 300
(No. and Street)

EAST HANOVER	NJ	07936
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY DONOHUE	973-548-2519	tdonohue@gmsgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAY PARK DRIVE WEST, SUITE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, TIMOTHY DONOHUE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THE GMS GROUP, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature: Patricia M. Farley]
Notary Public

Patricia M. Farley
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 6, 2027
I.D. # 2360612

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
The GMS Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The GMS Group, LLC, (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2003.

Mazars USA LLP

Woodbury, NY
March 13, 2023

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	461,385
Receivable from clearing broker		37,870
Securities owned, at fair value		42,076,404
Interest receivable		170,082
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $816,835		317,292
Right of use asset		2,595,252
Employee advances		117,392
Prepaid expenses		648,713
Receivable from affiliates		20,701
Other assets		668,639
Total assets	$	**47,113,730**

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	546,785
Accrued compensation		4,174,208
Accounts payable and other liabilities		332,946
Lease liability		3,082,920
Total liabilities		8,136,859

Commitments and contingencies (Note 6)

Member's equity		38,976,871
Total liabilities and member's equity	$	**47,113,730**

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

   The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in buying, selling and underwriting municipal securities. The Company is also registered with the Securities and Exchange Commission as an investment advisor (RIA) and as a municipal advisor (MA).

   The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (the "Clearing Broker"), on a fully-disclosed basis. The Clearing Broker is the primary source of short-term financing for the Company. Any payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions and is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

   The Company transacts business with customers located throughout the United States of America.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition
   Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting, investment banking, interest and financial advisory revenues are recorded when the activity is reasonably expected to be completed, income is reasonably determinable, and collectability is reasonably assured.

   Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or

purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (mutual funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Underwriting and Investment Banking - The Company underwrites bond issuances. Revenues are earned from fees arising from bond offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Financial Advisory Fees - The Company provides advisory services to municipal utility districts. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Interest Income - Included in interest revenues is interest earned by the company in connection with a margin participation agreement between the Company and the Clearing Broker. The Company earns a specified portion of the margin interest charged to its customers by the Clearing Broker for short term lending on a monthly basis, at which point the Company believes the income is earned.

Other income includes investment advisory fees for portfolio management and service income. Other income is recognized over time as performance obligations are satisfied.

Allowance for Credit Losses
The Company has adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets held at amortized cost at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transactions revenue.

Furniture, Equipment, Leasehold improvements, Depreciation, and Amortization
Furniture and equipment are stated at cost less accumulated depreciation. Leasehold improvements are stated at cost less accumulated amortization. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Amortization of leasehold improvements is computed over the lesser of the estimated useful life of the asset or the remaining lease term. Maintenance and repair costs are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statement for the year ended December 31, 2022. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statement. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2019.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2022, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company has adopted FASB Accounting Standards Update ("ASU") 2019-12, which modifies Accounting Standards Codification ("ASC") Topic 740 Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity

may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone financial statements is no longer required.

3.   Securities Owned, and Securities Sold, Not Yet Purchased

At December 31, 2022, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 23,705,225	$ 292
U.S. Government obligations	14,704,590	-
Corporate stocks & equity securities	2,040,088	370,024
Corporate and other debt	1,626,501	176,469
	$ 42,076,404	$ 546,785

4.   Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 168,256
Equipment	722,340
Leasehold improvements	243,531
	1,134,127
Accumulated depreciation and amortization	(816,835)
	$ 317,292

5.   Related Party Transactions

The Company makes interest and non-interest bearing advances to employees. At December 31, 2022, the Company had $117,392 of advances to employees which consists of $77,105 of non-interest bearing advances and $40,287 of interest bearing advances to employees. All of the advances are currently due.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died. For the year ended December 31, 2022, the balance of these loans amounted to $0.

The Company and Holdings maintain a bonus stock purchase program that allows certain eligible employees to purchase stock in Holdings.

From time to time, the Company provides or receives working capital advances to or from its affiliates, SMG Realty, LLC ("SMG") and Holdings. At December 31, 2022, the Company had no receivable balance due to or from SMG and had a balance receivable of $20,701 from Holdings which is included in receivable from affiliates in the statement of financial condition.

6.   **Commitments and Contingencies**

Litigation, Regulatory Matters, and Other
In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

Leases
ASU 2016-02, "Leases (Topic 842)," amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. ASU 2016-02 became effective on January 1, 2019 and the Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including carry-over of historical lease determination and lease classification conclusions, carry-over of historical initial direct cost balances for existing leases, and accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component.

The Company has recognized an operating right-of-use asset and corresponding lease liability on its statement of financial condition. The Company occupies office space and uses equipment under various non-cancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2030.

	December 31, 2022
Operating right of use asset	$ 2,595,252
Operating lease liability	$ 3,082,920
Weighted Average Remaining Lease Term Operating leases	6 years
Weighted Average Discount Rate Operating leases	6%

Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2023	$ 841,495
2024	702,833
2025	424,479
2026	390,174
2027	349,652
Thereafter	881,088
	$ 3,589,721
Imputed interest	(506,801)
Operating lease liability	$ 3,082,920

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the SEC (the "Rule"), which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain defined minimum net capital at the greater of either $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2022, the Company had net capital of $37,897,638, as defined, which exceeded its required net capital of $332,234 by $32,565,404. At December 31, 2022, the Company had aggregate indebtedness of $4,983,515. The ratio of aggregate indebtedness to net capital was 0.15 to 1.

8. Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation

methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities, which consist of securities owned and securities sold, not yet purchased, measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2022.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$23,705,225	$ -	$23,705,225	$ -
U.S. Government obligations	Asset	14,704,590	14,701,450	3,140	-
Corporate stocks and equity securities	Asset	2,040,088	-	2,040,088	-
Corporate and other debt	Asset	1,626,501	-	1,626,501	-
Total owned	Asset	$42,076,404	$14,701,450	$27,374,954	$ -

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ (292)	$ -	$ (292)	$ -
Corporate stocks and equity securities	Liability	(370,024)	-	(370,024)	-
Corporate and other debt	Liability	(176,469)	-	(176,469)	-
Total sold, not yet purchased	Liability	$(546,785)	$ -	$(546,785)	$ -

Fair values for assets and liabilities in level 2 are calculated using quoted market prices for securities in markets that are not active. There were no changes in the valuation techniques during the current year.

9.   Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches 100% of each dollar contributed up to a maximum of $2,000 of each eligible participant's yearly contributions.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating an obligation to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2022, the amount in excess of federally insured limits approximates $288,000.

The Company has an inventory concentration of 19% in municipal bonds of various issuers within the Commonwealth of Puerto Rico, of which a total of 4% is the Commonwealth's general obligation bonds, 15% is Puerto Rico Electric Power Authority (PREPA) revenue bonds.

10. **Subsequent Events**

In January 2023, the Company made loans to employees who met certain sales thresholds totaling approximately $2,297,000.